Exhibit 1

BioLineRx Reports Second Quarter 2012 Results

JERUSALEM – August 15, 2012 - BioLineRx Ltd. (NASDAQ: BLRX) (TASE: BLRX), a biopharmaceutical development company, today reported its results for the quarter ended June 30, 2012.

Kinneret Savitsky, Ph.D., CEO of BioLineRx, remarked, “During the second quarter, we continued to see progress in the development of our clinical stage compounds. We believe the market potential for BL-1020, our lead product for the treatment of schizophrenia, has increased over the past few months as potentially competing high-profile schizophrenia therapies being developed by large pharmaceutical companies have failed during late-stage clinical trials, including compounds for cognition improvement in schizophrenia working on mechanisms of action different than that of BL-1020. We currently expect to receive results from the Phase 2/3 CLARITY study in the second half of 2013, which is extended from our previous targeted timeframe of mid-2013. This extension reflects a recent unanticipated delay in the enrollment of participants. We are taking steps to mitigate this delay as much as possible, including the opening of an additional number of sites. The PRESERVATION I clinical trial, a pivotal CE Mark registration trial for BL-1040 (BCM) led by Ikaria, is continuing according to plan and we look forward to the results of this trial during 2013. Another promising clinical compound is BL-7040, an orally available oligonucleotide for the treatment of Inflammatory Bowel Disease (IBD), which is currently in a Phase 2a proof-of-concept clinical trial at three sites in Israel, with a fourth site expected to be opened shortly. The IBD therapeutics market represents a very substantial opportunity for BioLineRx. According to a 2011 study by Visiongain, ‘the IBD therapeutics market was estimated at $5 billion in 2009, and is expected to grow to $7 billion in 2015.’ We look forward to the results of the BL-7040 Phase 2a clinical trial, which we hope to announce by the end of this year or early next year."

“We remain excited about the clinical progress of BL-5010 for the non-surgical removal of skin lesions. We have begun development of a unique applicator, which will be an important component of the final BL-5010 product.  The applicator is scheduled to be completed by the end of this year, and we expect to commence a pivotal CE Mark registration trial for this product, with the new applicator, in the first half of 2013.”

Dr. Savitsky added, “We are also very pleased with the progression of our next generation of compounds. BL-7010, an orally-available treatment for celiac disease, is moving forward with pre-clinical phase toxicity and safety testing. Celiac disease, a real unmet medical need affecting approximately 2.2 million Americans and about 1% of the world’s population, is generally under-diagnosed throughout the world. BL-7010 has a unique mechanism of action and we believe it has the potential to be a breakthrough compound in this therapeutic area. Another pre-clinical compound, BL-5040, a biologic for the treatment of cachexia, has recently passed feasibility testing and is now expected to rapidly advance through pre-clinical development. Cachexia, or “wasting syndrome”, which results in significant weight loss, muscle atrophy, fatigue, weakness and a significant loss of appetite, all of which cannot be reversed nutritionally, is associated with certain debilitating diseases such as cancer and chronic kidney disease (CKD). It is also an unmet medical need. We are specifically focusing on CKD cachexia, which represents a potential $500-$700 million market. We have also initiated discussions on co-development collaborations for this product, and we are seeing a lot of interest from potential collaboration partners. A third pre-clinical compound, BL-8020, for the treatment of the Hepatitis C virus (HCV), is currently undergoing feasibility testing in an accelerated development program. BL-8020 is orally available, and works on the host rather than directly on the virus itself, which suggests pan-genotypic efficacy and the ability to be combined with different drug groups. These two characteristics make BL-8020 attractive as an adjunct therapy to other oral cocktail therapies, therefore not directly competing with currently approved therapies or those under development.”

Philip Serlin, Chief Financial Officer of BioLineRx, concluded, “We are excited to celebrate the one-year anniversary of our listing on NASDAQ in July 2011. We have made significant efforts to reach out to the U.S. investor community over the last year, which we believe is reflected in the fact that U.S. investors now comprise over 40% of our shareholder base - a considerable improvement since our ADRs listed on NASDAQ just one year ago.”

Financial Results for Three Months and Six Months Ending June 30, 2012:

During the three and six months ended June 30, 2012 and 2011, no revenues were recorded.

Research and development expenses for the quarter ended June 30, 2012 were NIS 16.0 million ($4.1 million), an increase of NIS 5.6 million ($1.4 million), or 54%, compared to NIS 10.4 million ($2.7 million) for the quarter ended June 30, 2011. The increase resulted primarily from expenses associated with the CLARITY clinical trial in respect of BL-1020, which commenced at the end of June 2011. Research and development expenses for the six months ended June 30, 2012 were NIS 30.7 million ($7.8 million), an increase of NIS 13.9 million ($3.5 million), or 83%, compared to NIS 16.8 million ($4.3 million) for the comparable period in 2011. The increase resulted primarily from expenses associated with the CLARITY clinical trial in respect of BL-1020, as well as a ramp-up in spending on several new projects introduced during the second half of 2011 and the ﬁrst six months of 2012.

Sales and marketing expenses for the quarter ended June 30, 2012 were NIS 1.0 million ($0.2 million), a decrease of NIS 0.4 million ($0.1 million), or 28%, compared to NIS 1.3 million ($0.3 million) for the quarter ended June 30, 2011. The decrease resulted primarily from efficiencies realized this year due to the reorganization of the Company’s business development team, including the relocation of business development activities back to Israel, as well as professional services incurred in the three-month period last year related to the reacquisition of the rights to BL-1020. Sales and marketing expenses for the six months ended June 30, 2012 were NIS 1.7 million ($0.4 million), a decrease of NIS 0.4 million ($0.1 million), or 17%, compared to NIS 2.1 million ($0.5 million) for comparable period in 2011. The reasons for the decrease are similar to those discussed above in the three-month comparison.

General and administrative expenses for the quarter ended June 30, 2012 were NIS 2.9 million ($0.8 million), a decrease of NIS 0.4 million ($0.1 million), or 12%, compared to NIS 3.3 million ($0.9 million) for the quarter ended June 30, 2011. The decrease resulted primarily from one-time professional services incurred in the three-month period last year associated with the Company’s initial listing on NASDAQ in July 2011. General and administrative expenses for the six months ended June 30, 2012 were NIS 6.5 million ($1.7 million), an increase of NIS 0.2 million ($0.1 million), or 3%, compared to NIS 6.3 million ($1.6 million) for the comparable period in 2011. The small increase resulted primarily from ongoing professional services and travel expenses associated with the Company being listed on NASDAQ, partially offset by the one-time professional services discussed above in the three-month comparison.

The Company’s operating loss for the quarter ended June 30, 2012 amounted to NIS 19.9 million ($5.1 million), compared with an operating loss of NIS 15.1 million ($3.8 million) for the quarter ended June 30, 2011. The Company’s operating loss for the six months ended June 30, 2012 amounted to NIS 38.9 million ($9.9 million), compared with an operating loss of NIS 25.1 million ($6.4 million) for the comparable period in 2011.

Non-operating income for the quarter ended June 30, 2012 results from a NIS 2.7 million ($0.7 million) fair-value adjustment of derivative liabilities on account of the warrants issued in the private placement conducted in February 2012. Non-operating income for the six months ended June 30, 2012 results from a NIS 6.7 million ($1.7 million) fair-value adjustment of derivative liabilities on account of the warrants, offset by issuance expenses in the amount of NIS 1.2 million ($0.3 million) related to the warrants.

Net ﬁnancial income of NIS 5.9 million ($1.5 million) was recorded for the quarter ended June 30, 2012, a change of NIS 7.2 million ($1.8 million), compared to net ﬁnancial expenses of NIS 1.3 million ($0.3 million) for the quarter ended June 30, 2011. The change in net ﬁnancial income resulted primarily from an increase in the average exchange rate of foreign currencies in relation to the NIS during the three months ended June 30, 2012, which had a positive effect on the Company’s net assets denominated in such foreign currencies during that period. Net ﬁnancial income amounted to NIS 4.1 million ($1.0 million) for the six months ended June 30, 2012, a change of NIS 7.0 million ($1.8 million), compared to net ﬁnancial expenses of NIS 3.0 million ($0.8 million) for the comparable period in 2011. The reasons for the change in net financial income are similar to those discussed above in the three-month comparison.

Net loss for the quarter ended June 30, 2012 amounted to NIS 11.3 million ($2.9 million), compared with a net loss of NIS 16.4 million ($4.2 million) for the quarter ended June 30, 2011. Net loss for the six months ended June 30, 2012 amounted to NIS 29.2 million ($7.4 million), compared with a net loss of NIS 28.0 million ($7.1 million) for the comparable period in 2011.

As of June 30, 2012, BioLineRx had NIS 119.9 million ($30.6 million) in cash, cash equivalents and short-term bank deposits, compared with NIS 98.8 million ($25.2 million) as of December 31, 2011. The increase in cash, cash equivalents and short-term deposits is mainly due to the private placement completed in February 2012, less cash outflows for the Company’s operating activities during the period.

Net cash used in operating activities was NIS 36.4 million ($9.3 million) for the six months ended June 30, 2012, compared with net cash used in operating activities of NIS 21.3 million ($5.4 million) for the six months ended June 30, 2011. The NIS 15.1 million ($3.9 million) increase in net cash used in operating activities during the six-month period in 2012, compared to the six-month period in 2011, was primarily the result of increased research and development spending.

Net cash provided by investing activities for the six months ended June 30, 2012 was NIS 9.9 million ($2.5 million), compared to net cash used in investing activities of NIS 52.0 million ($13.2 million) for the six months ended June 30, 2011. The cash ﬂows provided by investing activities relate primarily to a net increase in the amount of short-term bank deposits that matured during the period.

Net cash provided by financing activities for the six months ended June 30, 2012 was NIS 52.3 million ($13.3 million), compared to an insignificant amount of net cash used in financing activities for the six months ended June 30, 2011. This increase relates to the private placement completed in February 2012.

Conference Call and Webcast Information

BioLineRx will hold a conference call to discuss its second quarter 2012 results today, August 15, 2012, at 10:00 a.m. EDT. To access the conference call, please dial 1-888-668-9141 from the U.S. or +972-3-918-0609 internationally. The call will also be available via live webcast through BioLineRx's website. A replay of the conference call will be available approximately two hours after completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the U.S. or +972-3-9255901 internationally. The replay will be available through August 18, 2012.

(Tables follow)

About BioLineRx

BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia is currently undergoing a Phase 2/3 study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase 1/2 study; BL-1021 for neuropathic pain is in Phase 1 development and BL-7040 for treating Inflammatory Bowel Disease (IBD) has commenced a Phase 2 trial. In addition, BioLineRx has nine products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx's business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government's Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase 3) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com.

Various statements in this release concerning BioLineRx’s future expectations, plans and prospects, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s Form 20-F filed with the Securities and Exchange Commission on March 22, 2012. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

KCSA Strategic Communications
Garth Russell, 1-212-896-1250
grussell@kcsa.com
or
Todd Fromer, 1-212-896-1215
tfromer@kcsa.com
or
Tsipi Haitovsky, Public Relations
+972-3-6240871
tsipih@netvision.net.il

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	June 30,	June 30,
	2011	2012	2012
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	33,061	63,819	16,268
Short-term bank deposits	65,782	56,084	14,296
Prepaid expenses	687	1,081	276
Other receivables	3,825	1,765	450
Total current assets	103,355	122,749	31,290

NON-CURRENT ASSETS
Restricted deposits	2,746	2,777	708
Long-term prepaid expenses	204	211	54
Property and equipment, net	4,211	3,647	930
Intangible assets, net	1,144	1,091	278
Total non-current assets	8,305	7,726	1,970
Total assets	111,660	130,475	33,260

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	307	254	65
Accounts payable and accruals:
Trade	11,275	10,978	2,798
OCS	6,233	6,427	1,638
Other	7,894	7,659	1,953
Total current liabilities	25,709	25,318	6,454

NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	110	-	-
Retirement benefit obligations	83	83	21
Derivative liability on account of warrants	-	11,255	2,869
Total non-current liabilities	193	11,338	2,890
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,902	36,656	9,344

EQUITY
Ordinary shares	1,236	1,760	449
Share premium	421,274	456,774	116,434
Capital reserve	31,317	32,600	8,310
Accumulated deficit	(368,069)	(397,315)	(101,277)
Total equity	85,758	93,819	23,916
Total liabilities and equity	111,660	130,475	33,260

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

					Convenience translation into USD (Note 1b)
					Three	Six
	Three months ended June 30,		Six months ended June 30,		months ended June 30,
	2011	2012	2011	2012	2012	2012
	NIS in thousands				In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(10,405)	(16,000)	(16,789)	(30,675)	(4,079)	(7,819)
SALES AND MARKETING EXPENSES	(1,323)	(948)	(2,073)	(1,714)	(242)	(437)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,348)	(2,956)	(6,274)	(6,481)	(754)	(1,652)
OPERATING LOSS	(15,076)	(19,904)	(25,136)	(38,870)	(5,075)	(9,908)
NON-OPERATING INCOME, NET	-	2,712	-	5,531	691	1,410
FINANCIAL INCOME	637	6,050	1,820	6,496	1,542	1,656
FINANCIAL EXPENSES	(1,965)	(172)	(4,732)	(2,403)	(44)	(612)
COMPREHENSIVE LOSS FOR THE PERIOD	(16,404)	(11,314)	(28,048)	(29,246)	(2,886)	(7,454)

	NIS				USD

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.14)	(0.06)	(0.23)	(0.18)	(0.02)	(0.04)

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Six months ended June 30,		Six months ended June 30,
	2011	2012	2012
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(28,048)	(29,246)	(7,454)
Adjustments required to reflect net cash used in operating activities (see appendix below)	6,772	(7,178)	(1,830)
Net cash used in operating activities	(21,276)	(36,424)	(9,284)

CASH FLOWS - INVESTING ACTIVITIES
Investment in short-term deposits	(74,940)	(54,462)	(13,883)
Investment in restricted deposits	(1,000)	-	-
Maturity of short-term deposits	24,620	64,801	16,518
Purchase of property and equipment	(532)	(431)	(110)
Purchase of intangible assets	(110)	(18)	(4)
Net cash provided by (used in) investing activities	(51,962)	9,890	2,521

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(152)	(149)	(38)
Issuance of share capital and warrants, net of issuance expenses	-	52,453	13,371
Proceeds from exercise of employee stock options	1	*	*
Net cash provided by (used in) financing activities	(151)	52,304	13,333

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(73,389)	25,770	6,570
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	111,746	33,061	8,427
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(482)	4,988	1,271
CASH AND CASH EQUIVALENTS - END OF PERIOD	37,875	63,819	16,268

* Less than 1,000

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Six months ended June 30,		Six months ended June 30,
	2011	2012	2012
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	790	812	207
Impairment of intangible assets	80	-	-
Long-term prepaid expenses	(15)	(7)	(2)
Exchange differences on cash and cash equivalents	482	(4,988)	(1,271)
Share-based compensation	1,449	1,640	418
Warrant issuance costs	-	1,204	307
Gain on adjustment of warrants to fair value	-	(6,735)	(1,717)
Interest and exchange differences on short-term deposits	2,833	(641)	(163)
Interest and linkage on bank loan	(8)	(14)	(4)
Interest and exchange differences on restricted deposits	67	(31)	(8)
	5,678	(8,760)	(2,233)

Changes in operating asset and liability items:
Decrease (increase) in trade accounts receivable and other receivables	(377)	1,668	425
Increase (decrease) in accounts payable and accruals	1,471	(86)	(22)
	1,094	1,582	403
	6,772	(7,178)	(1,830)

Supplementary information on interest received in cash	522	1,088	277